Mail Stop 4561

January 9, 2009

Tony Shahbaz
Chief Executive Officer
I/OMagic Corporation
4 Marconi
Irvine, CA 92618

      Re: **I/OMagic Corporation**
               Form 8-K filed on November 21, 2008
               Form 8-K/A filed on December 5, 2008
               Form 8-K/A filed on December 10, 2008
               File No. 000-27267

Dear Mr. Shahbaz:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time on the specific issues raised.

               Sincerely,

               /s/ Stephen Krikorian

               Stephen Krikorian
               Accounting Branch Chief